PRESS RELEASE

November 17, 2004

SMELTING PLANT IN BHUTAN SIGNS LOAN AGREEMENT WITH EKSPORTFINANS

Last Friday, the Managing Director of Bhutan Ferro Alloys signed a loan agreement with Eksportfinans. The loan shall finance a smelting furnace from Vatvedt Mekaniske Verksted (Vadtvedt Mechanical Works) in Sarpsborg to Bhutan Ferro Alloys in Bhutan. The value of the contract is a little less than NOK 60 millions.

The loan, which is given at normal export credit terms at an advantageous fixed interest rate, has a term of 10 years. The Norwegian Guarantee Institute for Export Credits, GIEK, has fully guaranteed the loan.

“Vatvedt Mekaniske Verksted, which is a new customer for Eksportfinans, has won this contract in a tender, competing with large international corporations. We are very happy that new companies can benefit from the Norwegian system for export financing in this way,” says Director of Lending at Eksportfinans, Arnulf V. Arnøy.

This is the second time Bhutan Ferro Alloys buys a smelting furnace from Eksportfinans. The first furnace was supplied by Elkem Technology in the early 1990s. Vatvedt Mekaniske Verksted was a sub-supplier at the time.

Contact persons:

Export Financing officer Jørgen Hauge, telephone 22 01 22 34, e-mail jha@eksportfinans.no

Head of Information Elise Lindbaek, telephone 22 01 22 64, e-mail el@eksportfinans.no

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